    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 1998
                                                  REGISTRATION NO. 333-
------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                       REGISTRATION STATEMENT ON FORM S-3

                                     UNDER

                           THE SECURITIES ACT OF 1933
                               ------------------

                           FAMILY GOLF CENTERS, INC.
             (Exact Name of Registrant as Specified in its Charter)


                 Delaware                                11-3223246
 (State or jurisdiction of incorporation              (I.R.S. Employer
             or organization)                       Identification No.)

                           Family Golf Centers, Inc.
                              225 Broadhollow Road
                            Melville, New York 11747
                                 (516) 694-1666
   (Address, Including Zip Code, and Telephone Number, Including Area Code,
                 of Registrant's Principal Executive Offices)

                     Dominic Chang, Chief Executive Officer
                           Family Golf Centers, Inc.
                              225 Broadhollow Road
                            Melville, New York 11747
                     (516) 694-1666 / (516) 694-0918 (Fax)
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                   Copies to:

                             Kenneth R. Koch, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                                551 Fifth Avenue
                            New York, New York 10176
                     (212) 661-6500 / (212) 697-6686 (Fax)

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. [ ]

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. [X]

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ] _____________

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ] ----------------.

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. [ ]

                        CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED
                                                                  MAXIMUM             PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                  AMOUNT TO BE         OFFERING PRICE PER      AGGREGATE OFFERING          AMOUNT OF
SECURITIES TO BE REGISTERED              REGISTERED               UNIT(1)                 PRICE(1)           REGISTRATION FEE
--------------------------------  ------------------------- --------------------  ------------------------  -------------------
5 3/4% Convertible Subordinated         $115,000,000               100%                 $115,000,000               $33,925
Notes,
--------------------------------  ------------------------- --------------------  ------------------------  -------------------
Common Stock, par value $.01         3,087,248 shares(2)       Not Applicable          Not Applicable               None
per share
--------------------------------  ------------------------- --------------------  ------------------------  -------------------
Common Stock, par value $.01            54,225 shares          $29.46875 (3)             $1,597,943               $   471
per share
--------------------------------  ------------------------- --------------------  ------------------------  -------------------
TOTAL                                3,141,473 shares                                   $116,597,943               $34,396
--------------------------------  ------------------------- --------------------  ------------------------  -------------------

(1) Determined pursuant to Rule 457(i) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of calculating the registration fee.

(2) Includes the number of shares of Common Stock into which the Notes being registered hereunder may be converted at the initial conversion price, together with such additional indeterminate number of shares as may become issuable upon conversion by reason of adjustments to the conversion price. No registration fee is required for Common Stock reserved for conversion because such shares will be issued for no additional consideration.

(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act on the basis of high and low bid prices of the registrant's Common Stock on the Nasdaq National Market on January 9, 1998.

                      -----------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS
                 SUBJECT TO COMPLETION, DATED JANUARY 13, 1998

                           FAMILY GOLF CENTERS, INC.

                                  $115,000,000
                 5 3/4% Convertible Subordinated Notes due 2004

                        3,141,473 Shares of Common Stock


         This Prospectus relates to the resale of $115 million aggregate principal amount of 5 3/4% Convertible Subordinated Notes due 2004 (the "Notes") of Family Golf Centers, Inc., a Delaware corporation (the "Company"), issued to the initial purchasers of the Notes (the "Initial Purchasers") in private placements consummated on October 16, 1997 and November 14, 1997 (the "Offering"), the resale of up to 3,087,248 shares of the common stock, par value $.01 per share (the "Shares" or "Common Stock"), of the Company which are initially issuable upon conversion of the Notes by any holders thereof and to the offering that may be made from time to time of up to 54,225 Shares, by, or for the accounts of, the holders thereof. The Notes and such Shares may be offered from time to time for the accounts of holders named herein or in supplements to this Prospectus (the "Selling Security Holders"). See "Plan of Distribution." Information concerning the Selling Security Holders may change from time to time and will be set forth in supplements to this Prospectus. The Company will not receive any proceeds from the sale of the Notes and shares of Common Stock offered under this Prospectus.

         The Notes are convertible into Common Stock of the Company at any time after January 13, 1998 and prior to maturity, unless previously redeemed or repurchased, at a conversion price of $37.25 per share, subject to adjustment under certain conditions. The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "FGCI". On January 9, 1998, the closing price of the Common Stock as reported by the Nasdaq National Market was $29.125.

         The Notes do not provide for a sinking fund. The Notes are not redeemable by the Company prior to October 15, 2000. Thereafter, the Notes are redeemable at the option of the Company, in whole or in part, at any time, at declining redemption prices set forth in this Prospectus, together with accrued and unpaid interest. Upon a Change of Control (as defined herein), each holder may require the Company to repurchase all or a portion of such holder's Notes for cash at a repurchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. See "Description of Notes--Repurchase at Option of Holders Upon a Change of Control."

         The Notes are unsecured obligations of the Company and are subordinated to all present and future Senior Indebtedness (as defined herein) of the Company, and effectively subordinated to all liabilities of the Company's subsidiaries. As of October 31, 1997, the Company had approximately $31.3 million of Senior Indebtedness and other liabilities to which the Notes would have been effectively subordinated. The Indenture (as defined herein) contains no limitation on the incurrence of any other indebtedness or liabilities by the Company or its subsidiaries. See "Description of Notes--Subordination of Notes."

         All of the Notes were issued initially pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) thereof or Regulation D thereunder and, to the Company's knowledge, were transferred to the Selling Security Holders pursuant to Rule 144A or to Selling Security Holders meeting the definition of institutional accredited investors under Rule

501(a)(1), (2), (3) or (7) under the Securities Act. The Notes currently trade in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. However, Notes registered for resale pursuant to the Registration Statement (of which this Prospectus is a part) will no longer be eligible for trading on PORTAL.

         The Selling Security Holders, acting as principals for their own account, directly, through agents designated from time to time, or through brokers, dealers or agents also to be designated, may sell all or a portion of the Notes or Shares which may be offered by them from time to time on terms to be determined at the time of sale. The aggregate proceeds to the Selling Security Holders from the sale of Notes and Shares which may be offered hereby by the Selling Security Holders will be the purchase price of such Notes or Common Stock less commissions, if any. For information concerning indemnification arrangements between the Company and the Selling Security Holders see "Plan of Distribution."

         The Selling Security Holders and any brokers, dealers or agents that participate with the Selling Security Holders in the distribution of the Notes or shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which case any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Notes or shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         The Company intends that the Registration Statement of which this Prospectus is a part will remain effective until November 14, 1999. The Company has agreed to bear certain expenses in connection with the registration and sale of the Notes and Common Stock being offered by the Selling Security Holders.

         SEE "RISK FACTORS" BEGINNING ON PAGE 8 HEREIN FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information and representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy the securities described herein by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Under no circumstances shall the delivery of this Prospectus or any sale made pursuant to this Prospectus create any implication that the information contained in this Prospectus is correct as of any time subsequent to the date of this Prospectus.

                The date of this Prospectus is January 13, 1998

                             AVAILABLE INFORMATION


         The Company has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement (the "Registration Statement") under the Securities Act with respect to the offering and sale from time to time of the Shares. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and to the exhibits filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document which has been filed or incorporated by reference as an exhibit to the Registration Statement are qualified in their entirety by reference to such exhibits for a complete statement of their terms and conditions. Additionally, the Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information statements with the Commission. Copies of such materials may be inspected without charge at the offices of the Commission, and copies of all or any part thereof may be obtained from the Commission's public reference facilities at 450 Fifth Street, N.W., Washington D.C. 20549 or at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of the fees prescribed by the Commission. In addition, the Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding the Company (http://www.sec.gov). The Common Stock is quoted on the Nasdaq National Market under the symbol "FGCI." Reports and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         Incorporated herein by reference and made a part of this Prospectus are the following: (1) the Company's Annual Report on Form 10-K, for the fiscal year ended December 31, 1996; (2) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (3) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; (4) the Company's Current Report on Form 8-K, dated June 30, 1997; (5) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997; (6) the Company's Current Report on Form 8-K dated July 25, 1997, as amended; (7) the Company's Current Report on form 8-K dated October 16, 1997 and (8) the description of the Common Stock which is registered under Section 12 of the Exchange Act, contained in the Company's Registration Statement on Form 8-A dated November 8, 1994. All documents subsequently filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby will be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in any document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

         The Company will provide without charge to each person who receives a Prospectus, upon written or oral request of such person, a copy of the information that is incorporated by reference herein (not including exhibits to the information that is incorporated by reference herein). Requests for such information should be directed to: Family Golf Centers, Inc., 225 Broadhollow Road, Melville, New York 11747; Attention: Chief Executive Officer. The Company's telephone number is: (516) 694-1666.


               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

         Certain statements included or incorporated by reference into this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following general economic and business conditions: the Company's indebtedness; changes in business strategy or development plans; competitive factors in the industry, including additional competition from existing competitors or future entrants to the industry; social and economic conditions; availability, terms and deployment of capital; local, state and federal regulations; availability of qualified personnel; and other factors referenced in this Prospectus and in the Company's filings with the Commission.

                                  THE COMPANY

         The following summary is qualified in its entirety by reference to the more detailed information and the financial statements and the related notes appearing elsewhere in this Prospectus or incorporated herein by reference. Each prospective investor is urged to read this Prospectus in its entirety. Investment in the securities offered hereby involves a high degree of risk. See "Risk Factors."

         The Company is a leading consolidator and operator of golf centers in the United States. The Company's golf centers are designed to provide a wide variety of practice opportunities, including facilities for driving, chipping, putting, pitching and sand play. In addition, the Company's golf centers typically offer full-line pro shops, golf lessons instructed by PGA-certified golf professionals and other amenities such as miniature golf and snack bars to encourage family participation. The Company has a proven track record of successfully identifying, acquiring and integrating golf centers, having grown from one golf facility in 1992 to 52 as of October 31, 1997. As a result, the Company has increased revenues from $2.6 million in 1993 to $55.5 million for the twelve months ended September 30, 1997, and increased earnings per share from a loss of $0.23 in 1993 to a profit of $0.75 for the twelve months ended September 30, 1997.

         According to a 1996 study by the National Golf Foundation ("NGF"), there were 25 million golfers in the United States. Based on the most recently published information from the Golf Range and Recreational Foundation, there were between 1,900 and 2,300 stand-alone driving ranges in the United States in 1993. The average number of tee stations per range in the industry in 1993, as estimated by the NGF, was 40, with 50% of all stand-alone ranges offering 35 or fewer tee stations. Large stand-alone ranges, defined as ranges with more than 50 tee stations, accounted for approximately 21% of all facilities. In addition, the NGF estimates that, in 1993, 92% of all stand-alone driving ranges were managed by owner-operators. The Company believes that as a result of the highly fragmented nature of the industry and the lack of experience, expertise and financial resources of the existing owner-operators, the industry presents significant opportunities for the Company to acquire, upgrade and renovate golf centers and driving ranges.

         The Company's golf centers are typically larger, more attractive and offer more amenities than the average golf center in the industry. The Company believes that it attracts customers to its golf centers due to the quality, convenience and comfort of its facilities and their appeal to the whole family. The Company's golf centers are designed around a driving range with target greens, bunkers and sand traps to simulate golf course conditions. Generally, the Company's ranges are lighted to permit night play and the hitting tees are enclosed or sheltered from above and from the rear in a climate-controlled environment. In four cases, all or a portion of the range is enclosed under an air inflated dome to permit all-weather play. There are approximately 80 to 100 hitting tees in facilities with the two-tier design and approximately 30 to 60 hitting tees at smaller golf centers. In addition to a driving range, the Company's golf centers typically include a number of amenities designed to appeal to golfers and their families, such as a 4,000-6,000 square foot clubhouse (including a full-line pro shop, locker facilities, a restaurant or snack bar and video games), PGA-certified golf instructors, landscaped 18-hole miniature golf courses and a short game practice area (including a putting green and sand traps). The Company's pro shops are stocked with clubs, bags, shoes, apparel, videos and related accessories from a number of suppliers, including leading brand name manufacturers, and the Company's private label products.

         In July 1997, the Company acquired Leisure Complexes, Inc. ("LCI"), the operator of a family sports and entertainment supercenter, located in Lake Grove, New York, which includes a golf center, an 18-hole executive golf course, an ice rink and additional family amusements, such as video and virtual reality games, a Lasertag arena, children's rides, batting cages, an I-werks Motion Master Theatre, a 48-lane bowling center, restaurants and an 18,000 square foot conference center. LCI also owned and operated seven stand-alone bowling centers. In addition, in September 1997, the Company acquired an ice rink facility which includes a National Hockey League regulation-size ice rink and an additional half rink. More recently, on December 31, 1997, the Company acquired another indoor family sports and entertainment supercenter, located in Cincinnati, Ohio, which includes two National Hockey League regulation-size ice rinks, two soccer fields and additional family amusements.

BUSINESS STRATEGY

         The Company's strategy is to continue to build upon its leadership position in the golf center industry and expand its concept of family-oriented sports entertainment as follows:

         o Consolidation of Golf Centers. The Company will continue to consolidate the golf center industry by increasing the number of golf centers it owns, leases or manages by (i) identifying and acquiring well-located, under performing ranges that have the potential for improvement through better management and facility enhancements and (ii) building new centers in locations where suitable acquisition opportunities are not available. The Company's principal acquisition strategy is to target stand-alone ranges or golf centers in stable communities with favorable demographics, generally in close proximity to upscale urban and suburban areas, which generally contain the highest concentration of golfers. In determining which facilities may be suitable acquisition candidates, management conducts demographic and competitive analyses and considers such factors as ease of access, visibility from major thoroughfares and potential for improvement in revenues and operating cash flow through capital improvements.

         o Facility and Service Enhancement. The Company typically initiates a capital improvement plan after each acquisition to broaden the scope of services and products offered. Such improvements have historically increased revenues and improved operating performance at the golf centers. Improvements may include enclosing, heating or lighting play areas to lengthen the season and hours of operation, adding tiers of hitting tees, offering lessons from PGA-certified golf professionals and adding amenities, such as batting cages, miniature golf, restaurants, snack bars and video games, designed to appeal to the whole family, generate additional revenues and increase the frequency and duration of facility visitation. In addition, employees undergo a comprehensive training program emphasizing customer service. The Company believes that the quality of its facilities and its emphasis on customer service differentiates the Company from its competitors.

         o Leverage Centralized Operations. All purchasing, accounting, insurance, cash management, finance and human resource functions are managed centrally at the Company's headquarters. Centralization improves facility performance by reducing expenses and administrative burdens, allowing management to focus on customer service and facility operations. In addition, each facility receives the benefits of the Company's purchasing power, enabling it to take advantage of quantity discounts on merchandise sold through its pro shops and equipment used at its facilities.

         o Development of Complementary Sports and Family Entertainment Facilities. The Company has identified the ice rink industry as having a number of industry and operational dynamics similar to those of the golf center industry. The Company intends to apply the skills and resources it has used in the golf center industry to capitalize on such similarities by selectively constructing, or acquiring and enhancing, ice rinks over the next twelve months. In addition, the Company expects to selectively augment certain of its existing golf centers with sports and entertainment amenities including ice rinks, video and virtual reality games, children's rides, batting cages and other entertainment activities to create family sports supercenters (the "Family Sports Supercenters"). The Company believes that the addition of these facilities expands on the Company's concept of family-oriented sports entertainment, improves utilization by adding additional sources of revenues, attracts a more diversified base of customers, increases visitation and per capita spending and has the added benefit of being counter-seasonal to the Company's core golf business.

RECENT DEVELOPMENTS

         Subsequent to September 30, 1997, the Company acquired a family sports and entertainment supercenter, two additional golf facilities, two properties upon which golf facilities will be developed, a golf club manufacturer and entered into an agreement to acquire three additional golf facilities.

         In addition, pursuant to an Agreement and Plan of Merger, dated December 23, 1997, the Company is currently seeking to acquire MetroGolf Incorporated ("Metro"), a publicly traded company which operates eight golf facilities, through a tender offer for all of Metro's Common Stock at $1.50 per share in cash, to be followed (subject to consummation of the Offer) by a merger to acquire any remaining shares of Metro at $1.50 per share in cash. There can be no assurance that the Company will acquire Metro or that such acquisition will prove advantageous to the Company.

         The Company's principal executive offices are located at 225 Broadhollow Road, Melville, New York 11747 and its telephone number is (516) 694-1666. The Company's World Wide Web address is http://www.familygolf.com.

                                  RISK FACTORS

         Prospective investors should carefully consider the specific factors set forth below, as well as the other information included in this Prospectus, before deciding to invest in the securities offered hereby.

LEVERAGE, DEBT SERVICE AND COVENANTS

         As of October 31, 1997, the Company had approximately $131.3 million aggregate principal amount of indebtedness outstanding. Additionally, in November of 1997, the Company issued an additional $15 million aggregate principal amount of Notes. The Company's level of indebtedness requires that a significant amount of its cash flow from operations be applied to debt service, and there can be no assurance that the Company's operations will generate sufficient cash flow to service this indebtedness. Approximately $27.0 million of term debt (the "Term Debt") incurred in connection with the Company's acquisition of LCI, is at a variable rate of interest, which subjects the Company to fluctuations in interest rates. Subsequently, the Company paid down $10 million of term debt in connection with the sale of six bowling centers.

         The Credit Facility and the Term Debt include covenants that restrict the operational and financial flexibility of the Company, including a limit on the number of facilities that the Company may construct in any rolling twelve month period and restrictions on indebtedness, liens, acquisitions and other significant actions. Failure to comply with certain covenants would, among other things, permit the Company's lenders to accelerate the maturity of the obligations thereunder and could result in cross-defaults permitting the acceleration of debt under other Company agreements. In addition, the Company is required to maintain certain financial ratios.

SUBORDINATION OF NOTES

         The Notes are subordinated in right of payment to all existing and future senior indebtedness of the Company. Senior indebtedness ("Senior Indebtedness") includes all secured indebtedness of the Company, whether now existing or created or incurred hereafter, that is not made subordinate to or pari passu with the Notes by the instrument creating the indebtedness. As of October 31, 1997, the Company had approximately $31.3 million aggregate principal amount of Senior Indebtedness outstanding. The indenture dated as of October 16, 1997 (the "Indenture") between the Company and the United States Trust Company of New York (the "Trustee") does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee. By reason of such subordination of the Notes, in the event of insolvency, receivership, liquidation, reorganization, dissolution or winding up of the business of the Company or upon a default in payment with respect to any Senior Indebtedness of the Company or an event of default with respect to such indebtedness resulting in the acceleration thereof, the assets of the Company will be available to pay the amounts due on the Notes only after all of the Senior Indebtedness of the Company has been paid in full.

EXPANSION STRATEGY AND NEW STRATEGY

         The Company's ability to significantly increase revenues, operating cash flow and net income over time depends in large part upon its success in acquiring and improving or leasing or constructing additional facilities at suitable locations upon satisfactory terms. There can be no assurance that suitable facility acquisition or lease opportunities will be available or that the Company will be able to consummate acquisition or leasing transactions on satisfactory terms. The acquisition of facilities may become more expensive in the future to the extent that demand and competition increase. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the construction and opening of new facilities and improvements to existing facilities, including delays in obtaining required permits.

         To successfully implement its expansion strategy, the Company must integrate acquired or newly opened facilities into its existing operations, which may necessitate the implementation of enhanced operational and financial systems and may require additional employees and management, operational, financial and other resources. As part of its strategy, the Company has recently entered the ice rink and Family Sports Supercenter industries, in which the Company has only limited experience and which involve all the risks commonly associated with the establishment of new lines of business. As the Company grows, there can be no assurance that additional facilities can be readily assimilated into the Company's operating structure. The Company's inability to efficiently integrate facilities or to successfully enter the ice rink and Family Sports Supercenter industries could have a material adverse effect on the Company's financial condition and results of operations. In addition, a number of the facilities which the Company has acquired have, and facilities it may acquire in the future may have, experienced losses. On a pro forma basis, giving effect to the acquisitions consummated after January 1, 1996 as if they had occurred as of January 1, 1996, the Company had net income of $2.4 million (as compared to net income of $5.2 million on a historical basis) for the year ended December 31, 1996 and pro forma net income of $8.9 million (as compared to net income of $8.9 million on a historical basis) for the nine months ended September 30, 1997. As a result of the timing of the Company's acquisitions, the seasonality of the acquired businesses, the expansion of the Company's business to include ice rinks and Family Sports Supercenters and other factors, the Company's historical, pro forma and trailing twelve month results of operations referred to herein are not necessarily indicative of future results. There can be no assurance that facilities recently acquired by the Company or those that the Company may acquire in the future will operate profitably and will not adversely affect the Company's results of operations.

DEPENDENCE ON THE GOLF INDUSTRY

         Although the Company has begun expanding its business outside the golf industry, the Company is highly dependent on the golf industry, and the public's interest in utilizing golf practice centers, for the generation of its revenues and earnings. Activities such as golf have, in the past, been susceptible to increases and decreases in popularity that have materially affected the financial condition and results of operations of companies dependent on such activities, and there can be no assurance that the golf industry will not suffer a material decrease in popularity, which would result in a material adverse effect on the Company's business and operations. In addition, customer spending on activities such as golf is generally considered to be discretionary spending, which may be significantly decreased as a result of regional or national economic downturns.

VULNERABILITY TO WEATHER CONDITIONS AND SEASONAL RESULTS

         Historically, the second and third quarters of the year have accounted for a greater portion of the Company's revenues than have the first and fourth quarters of the year. This is primarily due to an outdoor playing season limited by weather. Although most of the Company's driving ranges are designed to be all-weather facilities, portions of the Company's facilities, including the miniature golf courses, are outdoors and vulnerable to weather conditions. In addition, golfers are less inclined to practice when weather conditions limit their ability to play golf on outdoor courses. The Company expects its expansion into ice rink facilities and Family Sports Supercenters to partially offset such seasonality. The timing of new center openings and acquisitions may also cause the Company's results of operations to vary significantly from quarter to quarter. Accordingly, period-to-period comparisons are not necessarily meaningful and should not be relied on as indicative of future results. In addition, variability in the Company's results of operations could cause the price of the Common Stock and Notes to fluctuate following the release of interim results of operations or other information and may have a material adverse effect on the price of the Common Stock and Notes.

COMPETITION

         The golf center, ice rink and family entertainment industries are each highly competitive and include competition from other golf centers, traditional golf ranges, golf courses, other ice rinks and family entertainment outlets and other recreational pursuits. The Company may face imitation and other forms of competition and the Company cannot prevent or restrain others from utilizing a similar operational strategy. Many of the Company's competitors and potential competitors have considerably greater financial and other resources, experience and customer recognition than does the Company. The Company operates seven of its golf centers under the name "Golden Bear" pursuant to a non-exclusive license agreement (the "License Agreement") with Golden Bear Golf Centers, Inc. (the "Licensor"). Golden Bear Golf, Inc., an affiliate of the Licensor, is a competitor of the Company. The Licensor is permitted to establish, or license others to establish, "Golden Bear" golf centers that compete with the Company's golf centers, including the Company's Golden Bear Golf Centers. There can be no assurance that competition will not adversely affect the Company's business or ability to acquire additional properties. In addition, the Company's pro shop business faces competition from pro shops at golf courses and other golf centers or ice rinks, as the case may be, specialty retailers devoted to golf or skating equipment and apparel, sporting goods and department stores.

DEPENDENCE ON CERTAIN AGREEMENTS

         The future success of the business and operations of the Company is dependent, in part, upon certain key operating agreements, including its real property leases, management agreements with respect to certain municipal facilities and the License Agreement. The termination of any of these agreements may have a material adverse effect on the Company.

         After giving effect to renewal options none of the Company's leases, as of October 31, 1997, is expected to expire until October 31, 2001. However, the leases may be terminated prior to their scheduled expiration should the Company default in its obligations thereunder. The termination of any of the Company's leases could have an adverse effect on the Company. If any of the Company's leases were to be terminated, there can be no assurance that the Company would be able to enter into leases for comparable properties on favorable terms, or at all.

         The Company manages several facilities for municipalities pursuant to concession licenses, three of which are terminable at will by the licensor. The Company's concession license with the City of New York (the "City") for the Douglaston, New York golf center, which was entered into in 1994 and which expires on December 31, 2006, the concession license with the City for the Randall's Island, New York golf center, which was entered into in 1992 and which expires on March 1, 2007 and the concession license with the Metropolitan Transportation Authority for the Bronx, New York golf center, currently under construction, which was entered into in 1997 and which expires on December 31, 2009 (respectively, the "Douglaston License," "Randall's Island License" and "Bronx License"), are terminable at will. Pursuant to the Douglaston License and the Randall's Island License, the Company has made approximately $3.1 million and $774,000, respectively, of capital improvements. Pursuant to the Bronx License, the Company is obligated to make a minimum of $3.0 million of capital improvements. If any of these concession licenses are terminated, the licensor may retain, and is not obligated to pay the Company for the value of, such capital improvements. Unless reimbursed, for accounting purposes the Company would immediately have to write off the undepreciated value of these capital improvements and the goodwill related to its purchase of the limited partners' minority interest in the partnership which was party to the Douglaston License, both of which are currently being depreciated and amortized over the life of the relevant concession license. In addition, the Company's management agreement with the City of El Segundo for the El Segundo golf facility terminates on February 14, 1999. The Company intends to seek a renewal of this agreement.

         As of October 31, 1997, the Company operated seven of its 52 golf centers under the name "Golden Bear" pursuant to the License Agreement, expiring August 2002, with the Licensor. The License Agreement is terminable by the Licensor prior to August 2002 under certain circumstances, including if the current directors of the Company at any time constitute less than 50% of the Company's directors. The Company agreed to cure, and believes it has cured, an alleged default of the License Agreement (principally by making certain capital improvements by November 1996). Failure by the Company to cure the alleged default could result in the termination of the License Agreement. Termination of the License Agreement could adversely affect the Company's Golden Bear Golf Centers and, possibly, the Company. In addition, the value of the "Golden Bear" name is dependent, in part, upon the continued popularity of Jack Nicklaus. Accordingly, the occurrence of any event which diminishes the reputation of Mr. Nicklaus and the related "Golden Bear" symbol could adversely affect the Company's Golden Bear Golf Centers.

ADDITIONAL FINANCING REQUIREMENTS

         The Company anticipates, based on its currently proposed expansion plans and assumptions relating to its operations, that the net proceeds from its sale of the Notes, together with availability under the Credit Facility and cash flow from operations, will be sufficient to permit the Company to conduct its operations and to carry on its contemplated expansion through at least the next twelve months. The Company also anticipates that it will need to raise additional capital in the future to continue its longer term expansion plans. There can be no assurance that the Company will be able to obtain additional financing on favorable terms or at all.

ENVIRONMENTAL REGULATION

         Operations at the Company's facilities involve the use and limited storage of various hazardous materials such as pesticides, herbicides, motor oil, gasoline, heating oil and paint, as well as various chemicals used to create, refrigerate and maintain the ice at its ice rinks. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property is generally liable for the costs of removal or remediation of hazardous substances that are released on or in its property regardless of whether the property owner or operator knew of, or was responsible for, the release of hazardous materials. The Company has not been informed by any governmental authority of any non-compliance or violation of any environmental laws, ordinances or regulations and the Company believes that it is in substantial compliance with all such laws, ordinances and regulations applicable to its properties or operations. However, the Company is aware of one notice of violation issued by the New York State Department of Environmental Conservation against the owner of the land leased by the Company in Elmsford, New York alleging that certain hazardous materials were placed on the site. The owner has taken remedial action and the Company does not believe it will be affected by the alleged violation. As of October 31, 1997, the Company had not incurred material costs of remediation and the Company knows of no material environmental liability to which it may become subject. Although the Company usually hires environmental consultants to conduct environmental studies, including invasive procedures such as soil sampling or ground water analysis on facilities it owns, operates or intends to acquire, in some cases only limited invasive procedures are conducted on such properties and in a limited number of instances no environmental studies are conducted. Accordingly, there may be potential environmental liabilities or conditions of which the Company is not aware.

DEPENDENCE UPON KEY EMPLOYEE; RECRUITMENT OF ADDITIONAL PERSONNEL

         The Company is heavily dependent on the services of Dominic Chang, its Chairman of the Board, Chief Executive Officer and President. The loss of the services of Mr. Chang could materially adversely affect the Company. Mr. Chang has entered into an employment agreement with the Company which terminates on December 31, 1999. The Company owns, and is the sole beneficiary of, key person life insurance in the amount of $1.5 million on the life of Mr. Chang. In addition, it is an event of default under the Company's Credit Facility and Term Debt if Mr. Chang is not the Chairman of the Board and Chief Executive Officer of the Company and if he does not own at least 5% of the Company's outstanding Common Stock. The Company will also be required to hire additional personnel and professionals to staff the additional facilities it intends to acquire, lease or construct. There can be no assurance that the Company will be able to attract and retain qualified personnel.

CONTROL BY CURRENT STOCKHOLDER

         As of January 6, 1998, Dominic Chang beneficially owned 2,519,334 shares of Common Stock, constituting approximately 19.6% of such outstanding shares. Mr. Chang is, therefore, able to exercise significant influence with respect to the election of the directors of the Company and all matters submitted to a vote of the stockholders of the Company.

PREFERRED STOCK; POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER, BY-LAW AND CONTRACTUAL PROVISIONS

         The Company's Certificate of Incorporation authorizes the Board of Directors to issue up to 2,000,000 shares of preferred stock, $0.10 par value per share. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders. Although no preferred stock is currently outstanding and the Company currently has no plans for the issuance of any preferred stock, there can be no assurance that the Company will not do so in the future. The ability of the Board of Directors to issue preferred stock could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management and, as a result, could prevent the stockholders of the Company from being paid a premium over the market value for their shares of Common Stock. The Company's By-Laws contain provisions requiring advance notice of stockholder proposals and imposing certain procedural restrictions on stockholders wishing to call a special meeting of stockholders. Under the Credit Facility and the Term Debt, it is an event of default if Mr. Chang is not the Chairman of the Board, Chief Executive Officer and beneficial owner of at least 5% of the outstanding Common Stock of the Company. In addition, the Indenture with respect to the Notes gives the holders of the Notes the right to have such Notes redeemed if there is a Change of Control. The License Agreement may be terminated by the Licensor if members of the Company's Board of Directors, as of September 1995, do not constitute at least 50% of the Company's Board of Directors. Accordingly, such provisions could discourage possible future attempts to gain control of the Company (which attempts, if stockholders were offered a premium over the market value of their Common Stock, might be viewed as beneficial to stockholders).


ABSENCE OF PUBLIC MARKET FOR THE NOTES; TRANSFER RESTRICTIONS

         The Notes are a new issue of securities for which there is currently no trading market. Although the Notes are eligible for trading on the PORTAL market (except for Notes registered for resale pursuant to the Registration Statement of which this Prospectus forms a part), the Company does not intend to apply for listing of the Notes on a national securities exchange or quotation of the Notes on Nasdaq. The Initial Purchasers of the Notes have advised the Company that they currently intend to make a market in the Notes, although the Initial Purchasers are not obligated to do so, and any such market making activities with respect to the Notes may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market that may develop for the Notes, the ability of the holders of the Notes to sell their Notes or the price at which such holders would be able to sell their Notes. If such a market were to exist, the Notes could trade at prices that may be lower than the initial offering price thereof, depending on many factors, including prevailing interest rates and the markets for similar securities, general economic conditions and the financial condition and performance of, and prospects for, the Company. Transfer of the Notes and Common Stock issuable upon conversion thereof are subject to certain restrictions.

VOLATILITY OF PRICE OF COMMON STOCK AND NOTES

         The trading price of the Company's Common Stock and the Notes could be subject to fluctuations in response to variations in quarterly operating results, the gain or loss of significant contracts, changes in management, future announcements concerning the Company, general trends in the industry and other events or factors. In addition, the volatility of the prices of the Company's Common Stock, changes in prevailing interest rates and changes in perceptions of the Company's creditworthiness may adversely affect the price of the Notes offered hereby.

LIMITATIONS ON REPURCHASE UPON CHANGE OF CONTROL

         In the event of a Change of Control of the Company, each holder of the Notes will have the right, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. The Company's ability to repurchase the Notes upon a Change of Control may be limited by the terms of the Company's Senior Indebtedness and the subordination provisions of the Indenture. In addition, it is an event of default under the Credit Facility and the Term Debt if there is a change of control. Further, the ability of the Company to repurchase the Notes upon a change of control will be dependent on the availability of sufficient funds and compliance with applicable securities laws. Accordingly, there can be no assurance that the Company will be able to repurchase the Notes upon a Change of Control. The term "Change of Control" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company or result in a downgrade of any credit rating of the Notes, nor would the requirement that the Company offer to repurchase the Notes upon a Change of Control necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.


                                USE OF PROCEEDS

         The Notes and shares of Common Stock offered by the Selling Security Holders are not being sold by the Company, and the Company will not receive any proceeds from the sale thereof.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The table below sets forth the computation of the ratio of earnings to fixed charges of the Company for the periods indicated.



                     Nine months ended                                         Year ended December, 31
     September 30, 1997          September 30, 1996         1996          1995          1994           1993         1992
     ------------------          ------------------         ----          ----          ----           ----         ----

            6.7x                        6.5x                4.7x          1.8x          1.4x           ---           ---






                            SELLING SECURITY HOLDERS

         The following table sets forth (i) information concerning the principal amount of Notes beneficially owned by each Selling Security Holder or record holder of Notes and the number of Shares issuable upon conversion of the Notes (the "Conversion Shares") which may be offered from time to time pursuant to this Prospectus and (ii) the ownership of Shares as of the date such information was provided to the Company. Since the dates such information was provided to the Company, such information may have changed. Any or all of the Shares of Common Stock listed below may be offered for sale by the Selling Security Holders from time to time and therefore no estimate can be given as to the number of Shares that will be held by the Selling Security Holders upon termination of this offering (except that in each case, such number will represent less than 1% of the Common Stock outstanding, unless otherwise indicated). Other than their ownership of the Company's securities and except as set forth in footnotes 5 and 10, none of the Selling Security Holders has had any material relationship with the Company within the past three years, other than BancAmerica Robertson Stephens, which has acted as an Initial Purchaser and/or underwriter for the Company. The percentage of Notes outstanding after the Offering is 0% for each of the Selling Security Holders. The table has been prepared based on information furnished to the Company by the United States Trust Company of New York and/or by or on behalf of the Selling Security Holders.

                            Principal                                        Number of
                            Amount of                                        Shares of
                              Notes                             Number of       Common
                           Beneficially                        Conversion        Stock
                            Owned That        Percentage of      Shares          Owned        Number of      Percentage of
                              May Be             Notes          That May      Before the       Shares        Common Stock
          Name               Sold (1)        Outstanding (1)   Be Sold (2)   Offering (4)      Offered      Outstanding (3)
          ----               --------        ---------------   -----------   ------------      -------      ---------------
Allstate Insurance          $1,250,000           1.09            33,557               0
Company

Massachusetts Mutual         1,225,000           1.07            32,885               0
Life Insurance
Company (6)

MassMutual Corporate           600,000           0.52            16,107               0
Value Partners Limited
(6)

                            Principal                      Number of
                            Amount of                      Shares of
                              Notes         Number of       Common                       Percentage of
                           Beneficially    Conversion        Stock                       Common Stock
                            Owned That       Shares          Owned        Number of       Outstanding
                              May Be        That May      Before the       Shares          After the
          Name               Sold (1)      Be Sold (2)   Offering (4)      Offered       Offering (3)
          ----               --------      -----------   ------------      -------       ------------
MassMutual High                  725,000         19,463               0        19,463         0%
Yield Partners LLC (6)
MassMutual Corporate             300,000          8,054               0         8,054         0%
Investors (6)
MassMutual                       150,000          4,027               0         4,027         0%
Participation Investors
(6)
Susquehanna Capital            1,150,000         30,872               0        30,872         0%
Group
Mainstay Convertible           6,650,000        178,524          39,100       178,524        .30%
Fund
Husic Capital                    700,000         18,792               0        18,792         0%
Management as a
Discretionary Assets
Manager for the
Ameritech Pension
Plan under an
Investment
Management
Agreement dated
December 22, 1995
FJH Absolute Return              200,000          5,369               0         5,369         0%
Fund, L.P.
LLT Limited (7)                  120,000          3,222               0         3,222         0%

Castle Convertible               200,000          5,369               0         5,369         0%
Fund, Inc.
Bond Fund Series -             3,000,000         80,537               0        80,537         0%
Oppenheimer Bond
Fund for Growth
TQA Vantage PWS                  500,000         13,423               0        13,423         0%
Fund, Ltd.
TQA Arbitrage Fund,              500,000         13,423               0        13,423         0%
L.P.
TQA Leverage Fund,               500,000         13,423               0        13,423         0%
L.P.
ICI American Holdings            400,000         10,738               0        10,738         0%
Pension Trust


                                       15




                            Principal                      Number of
                            Amount of                      Shares of
                              Notes         Number of       Common                       Percentage of
                           Beneficially    Conversion        Stock                       Common Stock
                            Owned That       Shares          Owned        Number of       Outstanding
                              May Be        That May      Before the       Shares          After the
          Name               Sold (1)      Be Sold (2)   Offering (4)      Offered       Offering (3)
          ----               --------      -----------   ------------      -------       ------------
ZENECA Holdings                  400,000         10,738               0        10,738         0%

Delaware PERS                  1,000,000         26,846               0        26,846         0%

Nalco Chemical                   200,000          5,369               0         5,369         0%
Retirement Trust
Vista Growth and               2,250,000         60,403               0        60,403         0%
Income Fund
Zazove Convertible               750,000         20,134               0        20,134         0%
Fund, L.P. (8)
AAM/Zavove                       500,000         13,423               0        13,423         0%
Convertible Fund, L.P.
(8)
Davis Convertible              1,000,000         26,846               0        26,846         0%
Securities Fund
Pacific Life Insurance           500,000         13,423               0        13,423         0%

Delta Airlines Master          1,125,000         30,201               0        30,201         0%
Trust
Associated Electric Gas          300,000          8,054               0         8,054         0%
& Insurance Services
RJR Nabisco, Inc.                450,000         12,081               0        12,081         0%
Defined Benefit Master
Trust
The Dow Chemical                 825,000         22,148               0        22,148         0%
Company Employees'
Retirement Plan
Champion International           500,000         13,423               0        13,423         0%
Corp. Master
Retirement Trust
Port Authority of                600,000         16,107               0        16,107         0%
Allegheny County
Retirement and
Disability Allowance
Plan for the Employees
Represented by Local
85 of the Amalgamated
Transit Union


                                       16




                            Principal                      Number of
                            Amount of                      Shares of
                              Notes         Number of       Common                       Percentage of
                           Beneficially    Conversion        Stock                       Common Stock
                            Owned That       Shares          Owned        Number of       Outstanding
                              May Be        That May      Before the       Shares          After the
          Name               Sold (1)      Be Sold (2)   Offering (4)      Offered       Offering (3)
          ----               --------      -----------   ------------      -------       ------------
Safeco Income Fund            19,500,000        523,490               0       523,490         0%

Bankers Trust Trustee          2,848,000         76,456               0        76,456         0%
for Chrysler Corp
Pension Plan dated
4/1/89
State Street Bank              1,528,000         41,020               0        41,020         0%
Custodian for GE
Pension Trust
Chase Manhattan NA             4,898,000        131,490               0       131,490         0%
Trustee for IBM
Retirement Plan Trust
dated 12/18/45
Franklin & Marshall              226,000          6,067               0         6,067         0%
College
Reserve Convertible              400,000         10,738               0        10,738         0%
Securities Fund
Retirement Plans of            5,000,000        134,228               0       134,228         0%
Atlantic Richfield Co.
and Certain of its
Subsidiaries Master
Trust
J.P. Morgan & Co., Inc.        4,000,000        107,383           8,900       107,383        .07%
(9)
KA Trading, L.P.                 322,500          8,658               0         8,658         0%

KA Management Ltd.               427,500         11,477               0        11,477         0%

UPMC Guyasuta                    150,000          4,027               0         4,027         0%
SMMH
University of                    250,000          6,711               0         6,711         0%
Pittsburgh Medical
Center
United National                   90,000          2,416               0         2,416         0%
Insurance
Lincoln National Life          1,045,000         28,054               0        28,054         0%
Insurance



                                       17




                            Principal                      Number of
                            Amount of                      Shares of
                              Notes         Number of       Common                       Percentage of
                           Beneficially    Conversion        Stock                       Common Stock
                            Owned That       Shares          Owned        Number of       Outstanding
                              May Be        That May      Before the       Shares          After the
          Name               Sold (1)      Be Sold (2)   Offering (4)      Offered       Offering (3)
          ----               --------      -----------   ------------      -------       ------------
Lincoln National               1,890,000         50,738               0        50,738         0%
Convertible Securities
Fund
Weirton Trust                    560,000         15,034               0        15,034         0%

Walker Art Center                215,000          5,772               0         5,772         0%

Silverton International        1,200,000         32,215               0        32,215         0%
Fund Limited
Paloma Securities              1,800,000         48,322               0        48,322         0%

Stark Investment               2,000,000         53,691               0        53,691         0%

Shepherd Investments           2,000,000         53,691               0        53,691         0%
International Ltd.
Forest Fulcrum Fund            6,050,000        162,416               0       162,416         0%
LP
LLT Ltd.                         380,000         10,201               0        10,201         0%

Forest Global Convert             50,000          1,342               0         1,342         0%
A-1
Forest Global Convert          5,270,000        141,477               0       141,477         0%
A-5
Employee Benefit                 130,000          3,490               0         3,490         0%
Convertible Securities
Fund
Bank of America                  260,000          6,980               0         6,980         0%
Convertible Securities
Fund
Pacific Horizon Capital        4,400,000        118,121               0       118,121         0%
Income Fund
Pacific Innovation               140,000          3,758               0         3,758         0%
Trust Capital Income
Fund
Societe Generale               4,350,000        116,779               0       116,779         0%
Securities Corporation


                                       18




                            Principal                      Number of
                            Amount of                      Shares of
                              Notes         Number of       Common                       Percentage of
                           Beneficially    Conversion        Stock                       Common Stock
                            Owned That       Shares          Owned        Number of       Outstanding
                              May Be        That May      Before the       Shares          After the
          Name               Sold (1)      Be Sold (2)   Offering (4)      Offered       Offering (3)
          ----               --------      -----------   ------------      -------       ------------
BancAmerica                      150,000          4,027               0         4,027         0%
Robertson Stephens
Janet Rudnick (10)                     0              0          10,003         1,870        .06%

Joseph M. and                          0              0          70,271        13,135        .44%
Doris Fitzgerald (10)
Edward J. Malek (10)                   0              0          14,200           444        .11%

Air Dome Limited                       0              0           5,000         5,000         0%
Partnership (5)
Golf Masters                           0              0           5,000         5,000         0%
Limited
Partnership (5)

John J. Streitmarter (10)(11)          0              0           8,350         8,350         0%

Robert J. Williams (10)                0              0          20,426        20,426         0%

How & Co.                        410,000         11,007               0        11,007         0%
Bear Stearns Securities          100,000          2,685               0         2,685         0%
JEFCO                            690,000         18,524               0        18,524         0%


(1) The information set forth herein is as of January 13, 1998 and is based upon $115 million aggregate principal amount of Notes outstanding.

(2) Assumes conversion of the full amount of Notes held by such holder at the initial rate of $37.250 in principal amount of Notes per share of Common Stock.

(3) Based upon the 12,847,127 shares of Common Stock outstanding as of January 6, 1998.

(4) Does not include the Conversion Shares. Includes the following numbers of shares of Common Stock held in escrow for the following Selling Security
     Holders: Janet Rudnick - 886; Joseph M. and Doris Fitzgerald - 6,223; and Edward J. Malek - 444. Includes the following numbers of shares issuable upon exercise of warrants or options for the following Selling Security
     Holders: Janet Rudnick - 984; and Joseph M. and Doris Fitzgerald - 6,912.

(5) A company, the assets of which have been acquired by the Company. The 5,000 Shares of Common Stock were issued pursuant to options issued in the acquisition which were exercised at a price of $25.00 per Share.

(6) Massachusetts Mutual Life Insurance Company, MassMutual Corporate Value Partners Limited, MassMutual High Yield Partners LLC are associates. Pursuant to an exemptive order issued under Section 17(d) of the Investment Company Act of 1940, as amended, Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation investors and MassMutual Corporate Value Partners Limited must sell Shares in proportion to their respective holdings unless the Joint Transactions Committees of the Boards of Trustees of MassMutual Corporate Investors and MassMutual Participation Investors approve a disproportionate disposition of such Shares.


(7) Power to dispose or direct disposition of Notes or Shares is shared with Forest Investment Management L.P.

(8) Power to dispose or direct disposition of Notes or Shares is shared with Zazove Associates, LLC, a registered investment advisor with discretionary authority.

(9) J.P. Morgan & Co., Inc. owns the Notes and Common Stock as a fiduciary for its clients. JP Morgan's clients have the right to vote the 8,900 Shares upon conversion of the Notes.

(10) A stockholder of a company, the assets of which have been acquired by the Company.

(11) Includes 8,350 Shares held in escrow.

         The information concerning the Selling Security Holders may change from time to time and will be set forth in supplements to this Prospectus. In addition, the per share conversion price and, therefore, the number of shares of Common Stock issuable upon conversion of the Notes is subject to adjustment under certain circumstances as specified in the Indenture. Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may change. In addition, the aggregate principal amount of the Notes is subject to change as a result of redemptions and conversions under the terms of the Indenture. As of the date of this Prospectus, the aggregate principal amount of Notes outstanding is $115 million, which may be converted into 3,087,248 shares of Common Stock.

         Because the Selling Security Holders may offer all or some of the Notes and shares of Common Stock issued upon conversion thereof pursuant to the offering contemplated by this Prospectus, and to the Company's knowledge there are currently no agreements, arrangements or understandings with respect to the sale of any of the Notes or shares of Common Stock that may be held by the Selling Security Holders after completion of this offering, no estimate can be given as to the principal amount of the Notes or shares of Common Stock that will be held by Selling Security Holders after completion of this offering. See "Plan of Distribution."


                              PLAN OF DISTRIBUTION

         The Selling Security Holders may sell all or a portion of the Notes and shares of Common Stock beneficially owned by them and which may be offered hereby from time to time on any exchange or market on which the securities are listed or quoted, as applicable, on terms to be determined at the times of such sales. The Selling Security Holders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Security Holders may from time to time offer the Notes or shares of Common Stock which may be offered hereby through dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the Selling Security Holders and the purchasers of the Notes or shares of Common Stock for whom they may act as agent. Such dealers or agents may include the Initial Purchasers of the Notes, which may perform investment banking or other services for or engage in other transactions with the Company from time to time in the future.

         To the extent required, the aggregate principal amount of Notes and number of shares of Common Stock to be sold hereby, the names of the Selling Security Holders, the purchase price, the name of any such agent or dealer and any applicable commissions, discounts or other terms constituting compensation with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Security Holders from the sale of the Notes or shares of Common Stock offered by them hereby will be the purchase price of such Notes or shares of Common Stock less discounts and commissions, if any.

         The Notes and the shares of Common Stock which may be offered hereby may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and brokers or dealers who receive fees or commissions in connection therewith.

         The outstanding Common Stock is listed for trading on the Nasdaq National Market, and the Company intends that the shares of Common Stock issuable upon conversion of the Notes will be authorized for listing on the Nasdaq National Market. There is no assurance as to the development or liquidity of any trading market that may develop for the Notes.

         In order to comply with the securities laws of certain states, if applicable, the Notes and shares of Common Stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Notes and shares of Common Stock offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and compliance with same is effected.

         The Selling Security Holders and any broker-dealers or agents that participate with the selling Security Holders in the distribution of the Notes or shares of Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions or discounts received by such broker-dealers or agents and any profit on the resale of the Notes or shares of Common Stock offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         The Company has agreed to indemnify the Selling Security Holders against certain liabilities arising under the Securities Act. The Company has agreed to pay all expenses incident to the offer and sale of the Notes and Common Stock offered hereby by the Selling Security Holders to the public, other than selling commissions and fees.


                              DESCRIPTION OF NOTES

         The Notes have been issued under an indenture dated as of October 16, 1997 (the "Indenture"), between the Company and the Trustee. A copy of the form of the Indenture and the related registration rights agreement between the Company and the Initial Purchasers (the "Registration Rights Agreement") is available from the Trustee upon request by a registered holder of Notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"), as in effect on the date of original issuance of the Notes. The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the TIA for a statement thereof. The following summaries of certain provisions of the Notes, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Notes, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or the form of Note which is a part thereof) or the TIA or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference.

GENERAL

         The Notes represent unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company, including all existing and future Senior Indebtedness, as described under "--Subordination of Notes" and convertible into Common Stock as described under "--Conversion of Notes." The Notes are limited to $115 million in aggregate principal amount, have been issued only in denominations of $1,000 or multiples thereof and will mature on October 15, 2004, unless earlier converted, redeemed at the option of the Company or repurchased by the Company at the option of the holder upon a Change of Control (as defined below).

         The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Indebtedness or the issuance or repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a Change of Control of the Company except to the extent described under "--Repurchase at Option of Holders Upon Change of Control."

         The Notes bear interest at 5 3/4 % per annum from October 16, 1997, payable semi-annually on April 15 and October 15, commencing April 15, 1998, to holders of record at the close of business on the preceding April 1 and October 1, respectively (other than with respect to a Note or portion thereof called for redemption on a redemption date, or repurchased in connection with a Change of Control on a Repurchase Date (as defined below) during the period from the record date to (but excluding) the next succeeding interest payment date (in which case accrued interest shall be payable to the extent required to the holder of the Note or portion thereof redeemed or repurchased) or converted after the record date and before the next succeeding interest payment date except to the extent that at the time such Note or portion thereof is submitted for conversion, such Note or portion thereof was required to be accompanied by funds equal to interest payable on such succeeding interest payment date on the principal amount so converted; see "--Conversion of Notes" below). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

         Principal and premium, if any, will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Company maintained for such purpose in New York, New York, which shall initially be an office or agency of the Trustee.

CONVERSION OF NOTES

         The holders of Notes will be entitled at any time after January 13, 1998 through the close of business on October 15, 2004, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock of the Company, at $37.25 per share, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If any Notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such Notes must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. In the case of Notes called for redemption, conversion rights will expire at the close of business on the business day preceding the date fixed for redemption unless the Company defaults in payment of the redemption price. A Note in respect of which a holder is exercising its option to require repurchase upon a Change of Control may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the Indenture.

         The initial conversion price of $37.25 per share of Common Stock is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock of the Company; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock; (iv) the distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid in cash); (v) distributions consisting of cash (other than in connection with the liquidation or dissolution of the Company) to holders of Common Stock, or of a class or series of capital stock convertible into or exchangeable or exercisable for Common Stock, generally to the extent the amount of such cash, combined with all such cash distributions made within the preceding twelve months with respect to which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the current market price of the Common Stock multiplied by the number of shares of Common Stock then outstanding) on the record date for such distribution; and (vi) payment in respect of a tender or exchange offer by the Company or any subsidiary of the Company for the Common Stock to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds 10% of the Company's market capitalization.

         In addition, the Indenture provides that if the Company implements a stockholder rights plan, such rights plan must provide that upon conversion of the Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, the rights issued under such plan (notwithstanding the occurrence of an event causing such rights to separate from the Common Stock at or prior to the time of conversion).

         In the case of any reclassification of the Common Stock, or any consolidation, merger or combination involving the Company, any sale or other transfer or distribution of the assets of the Company as an entirety or substantially as an entirety or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale, disposition or share exchange had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale, disposition or share exchange assuming that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

         In the event of a distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain United States Federal Income Tax Considerations."

         The Company from time to time may to the extent permitted by law reduce the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. The Company may also, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain United States Federal Income Tax Considerations."

         No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1.0% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

         Fractional shares of Common Stock will not be issued upon conversion. A person otherwise entitled to a fractional share of Common Stock upon conversion will receive cash equal to the equivalent fraction of the current market price of a share of Common Stock on the business day prior to conversion.

OPTIONAL REDEMPTION BY THE COMPANY

         The Notes are not entitled to any sinking fund. At any time on or after October 15, 2000, during the twelve-month period beginning October 15 of the years indicated below, the Notes will be redeemable at the Company's option on at least 30 and not more than 60 days notice as a whole or, from time to time, in part at the following prices (expressed as percentages of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption:


        YEAR                REDEMPTION PRICE
        ----                ----------------
        2000                    102.875%
        2001                    101.917%
        2002                    100.958%

and 100% at October 15, 2003 and thereafter; provided that any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the holders of record on the relevant record date of the Notes being redeemed.

         If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed by lot, on a pro rata basis or by such other method as the Trustee shall determine to be fair and appropriate. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes are selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption and, accordingly, such portion shall be converted instead of redeemed.

REPURCHASE AT OPTION OF HOLDERS UPON CHANGE OF CONTROL

         The Indenture provides that if a Change of Control occurs, each holder of Notes shall have the right to require the Company to repurchase all of such holder's Notes, or any portion of the principal amount thereof that is an integral multiple of $1,000, on the date (the "Repurchase Date") that is 30 days after the date of the Company Notice (as defined), for cash at a price equal to 101% of the principal amount thereof (the "Repurchase Price") plus accrued and unpaid interest to, but excluding, the Repurchase Date; provided that any semi-annual payment of interest becoming due on the Repurchase Date shall be payable to the holders of record on the relevant record date of the Notes being repurchased.

         Procedures for Offers. Within 30 days following any Change of Control, subject to the provisions of the Indenture, the Company shall mail a notice (the "Company Notice") to each holder of Notes at such holder's registered address stating: (i) that an offer ("Offer") is being made pursuant to a Change of Control, the length of time the Offer shall remain open and the amount of the Change of Control Offer, and the maximum principal amount of Notes that will be accepted for payment pursuant to such Offer, (ii) the purchase price, the amount of accrued and unpaid interest and Liquidated Damages (as defined), if any, at the Repurchase Date, and the Repurchase Date and (iii) such other information required by the Indenture and applicable law and regulations.

         On any Repurchase Date, the Company will, to the extent lawful and required by the Indenture and such Offer, (i) accept for payment all Notes or portions thereof tendered pursuant to such Offer, (ii) deposit with the Trustee the aggregate purchase price of all Notes or portions thereof accepted for payment and any accrued and unpaid interest and Liquidated Damages, if any, on such Notes as of the Repurchase Date and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an officer's certificate stating the aggregate principal amount of the Notes or portions thereof tendered to the Company. The Trustee shall promptly mail to each holder of Notes so accepted, payment in an amount equal to the purchase price for such Notes and any accrued and unpaid interest and Liquidated Damages, if any, on such Notes as of the Repurchase Date, and the Trustee shall promptly authenticate and mail (or cause to be transferred by book-entry) to such holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, provided that each such new Note shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of the Offer on or as soon as practicable after the Repurchase Date.

         A "Change of Control" will be deemed to have occurred at such time after the original issuance of the Notes as:

         (i) any "person" or "group" (as such items are used under Section 13(d) and 14(d) of the Exchange Act, other than the Company, any subsidiary of the Company, any Principal Stockholders (as defined in the Indenture, which definition includes Dominic Chang, members of his family and other persons or entities affiliated with him) or any employee benefit plan of the Company or any such subsidiary, is or becomes the beneficial owner, directly or indirectly, through a purchase or other acquisition transaction or series of transactions (other than a merger or consolidation involving the Company), of shares of capital stock of the Company entitling such person to exercise in excess of 50% of the total voting power of all shares of capital stock of the Company entitled to vote generally in the election of directors;

         (ii) there occurs any consolidation of the Company with, or merger of the Company into, any other person, any merger of another person into the Company, or any sale or transfer of all or substantially all of the assets of the Company to another person (other than (a) any such transaction pursuant to which the holders of the Common Stock immediately prior to such transaction have, directly or indirectly, shares of capital stock of the continuing or surviving corporation immediately after such transaction which entitle such holders to exercise in excess of 50% of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in the election of directors and (b) any merger (1) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock or (2) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of common stock); or

         (iii) at any time Continuing Directors do not constitute a majority of the Board of Directors of the Company. "Continuing Director" means at any date a member of the Company's Board of Directors (a) who is a member of such Board of Directors on the date of the Indenture or (b) who was nominated or elected by at least two-thirds of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least two-thirds of the directors who were Continuing Directors at the time of such election. Under this definition, if the present Board of Directors of the Company were to approve a new director or directors and then resign, no Change of Control would occur even though the present Board of Directors would thereafter cease to be in office.

         The definition of Change of Control includes a phrase relating to the sale, transfer, conveyance or other disposition of "all or substantially all" of the Company's assets. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its subsidiaries to another person may be uncertain.

         To the extent applicable, the Company will comply with the provisions of Rule 14e-1, Rule l3e-4 or any other tender offer rules, and will file a
Schedule 13E-4 or any other schedule required under such rules, in connection with any offer by the Company to repurchase Notes at the option of the holders thereof upon a Change of Control.

         The Change of Control feature of the Notes may in certain circumstances make it more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The repurchase right is not the result of management's knowledge of any effort to accumulate any Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation, or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, this right is the result of negotiations between the Company and the Initial Purchasers.

         The foregoing provisions would not necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, certain changes in control of the Company or other transactions involving the Company that may adversely affect holders.

         The Company's ability to repurchase Notes upon the occurrence of a Change of Control is subject to limitations. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the terms of certain of the Company's existing debt agreements (including the Credit Facility and the Term Debt), prohibit the Company from purchasing any Notes and such debt agreements, the License Agreement and several leases also identify certain events that would constitute a change of control, as well as certain other events with respect to the Company or certain of its subsidiaries, which would constitute an event of default under such debt and other agreements. Any future agreements, including agreements relating to other indebtedness (including other Senior Indebtedness), to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to repurchase the Notes or could attempt to refinance the borrowings or otherwise terminate the agreements that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings or otherwise terminate such agreements, the Company would remain prohibited from repurchasing Notes. Any failure by the Company to repurchase the Notes when required following a Change of Control would result in an Event of Default (as defined in the Indenture) under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Change of Control may cause an event of default under Senior Indebtedness of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "--Subordination of Notes" below and "Risk Factors -- Subordination."

SUBORDINATION OF NOTES

         The indebtedness evidenced by the Notes is subordinated to the extent provided in the Indenture to the prior payment in full of all existing and future Senior Indebtedness. Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full in cash of all Senior Indebtedness. In the event of any acceleration of the Notes because of an Event of Default, the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash of all obligations in respect of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment or distribution in respect thereof. The Indenture will require that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

         The Company also may not make any payment upon or in respect of the Notes if (i) a default in the payment of the principal of, premium, if any, interest, rent or other obligations in respect of Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (as defined) that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received if the maturity of such Designated Senior Indebtedness has not been accelerated. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until (i) 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice, unless such default has been cured for a period of 90 consecutive days and subsequently recurs.

         By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

         The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness (as defined) of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes or expressly provides that such Indebtedness is "pari passu" or "junior" to the Notes. Notwithstanding the foregoing, the term Senior Indebtedness shall not include any Indebtedness of the Company to any subsidiary of the Company, a majority of the voting stock of which is owned, directly or indirectly, by the Company. The term "Indebtedness" means, with respect to any Person (as defined in the Indenture), and without duplication, (i) all indebtedness, obligations and other liabilities (contingent or otherwise) of such Person for borrowed money (including obligations of the Company in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, notes, debentures or similar instruments (whether or not the recourse of the lender is to the whole of the assets of such Person or to only a portion thereof) (other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services), (ii) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances, (iii) all obligations and liabilities (contingent or otherwise) in respect of leases of such Person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such Person and all obligations and other liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that such Person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of such Person under such lease or related document to purchase or to cause a third party to purchase such leased property, (iv) all obligations of such Person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement, (v) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses
(i) through (iv), (vi) any indebtedness or other obligations described in clauses (i) through (iv) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person and (vii) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (i) through (vi). The term "Designated Senior Indebtedness" means the Credit Facility and Term Debt, and any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness). The Company has agreed that so long as any indebtedness under the Credit Facility, the Term Debt or any other indebtedness to The Chase Manhattan Bank ("Chase") is outstanding, the Company will not designate any other indebtedness as Designated Senior Indebtedness without the consent of Chase.

         The Notes are obligations exclusively of the Company and not of any subsidiary of the Company. The Notes will be effectively subordinated to all indebtedness and other liabilities and commitments of the Company's subsidiaries. As a result, the cash flow and the consequent ability of the Company to service debt, including the Notes, may be dependent upon the earnings of its subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to the Company. All future subsidiaries will be separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, distributions, loans or other payments. In addition, the payment of dividends or distributions and the making of loans and advances to the Company by its subsidiaries could be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

         Any right of the Company to receive any assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

         As of October 31, 1997 the Company had approximately $31.3 million aggregate principal amount of indebtedness outstanding that constitutes Senior Indebtedness. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company or any subsidiaries can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness which any subsidiary can create, incur, assume or guarantee.

         In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provisions of the

Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness. The Indenture provides that the Company may not make any amendment to the subordination provisions of the Indenture without the consent of the holders of all Designated Senior Indebtedness.

         The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee's claims for such payments will be senior to those of holders of the Notes in respect of all funds collected or held by the Trustee.

LIMITATION ON TRANSACTIONS WITH AFFILIATES

         The Indenture provides that neither the Company nor any of its subsidiaries may make any loan, advance, guarantee or capital contribution to, or for the benefit of, or sell, lease, transfer or dispose of any properties or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into any or amend any contract, agreement or understanding with, or for the benefit of, an Affiliate (each such transaction or series of related transactions that are part of a common plan, an "Affiliate Transaction"), except in good faith and on terms that are no less favorable to the Company or the relevant subsidiary than those that would have been obtained in a comparable transaction on an arm's length basis from an unrelated person.

         The Indenture further provides that all Affiliate Transactions shall be approved by:

         (i)for transactions involving aggregate payments or other transfers by the Company and its subsidiaries in excess of $0.5 million (including cash and non-cash payments and benefits valued at their fair market value by the Board of Directors in good faith), a resolution of the Board of Directors of the Company stating that the Board of Directors (including a majority of the disinterested directors, if any), has, in good faith, determined that such Affiliate Transaction complies with the provisions of the Indenture; and

         (ii)for all such transactions in excess of $2.0 million, (a) with respect to any Affiliate Transaction involving the incurrence of Indebtedness, a written opinion of a nationally recognized investment banking or accounting firm experienced in the review of similar types of transactions, (b) with respect to any Affiliate Transaction involving the transfer of real property, fixed assets or equipment, either directly or by a transfer of 50% of more of the capital stock of a subsidiary which holds any such real property, fixed assets or equipment, a written appraisal from a nationally recognized appraiser, experienced in the review of similar types of transactions or (c) with respect to any Affiliate Transaction not otherwise described in (a) and
(b) above, or in lieu of the opinions and appraisals referred to in (a) and (b) above, a written certification from a nationally recognized professional or firm experienced in evaluating similar types of transactions, in each case, stating that the terms of such transaction are fair to the Company or such subsidiary, as the case may be, from a financial point of view.

         Notwithstanding the foregoing, this covenant will not apply to: (i) transactions between the Company and any subsidiary or between subsidiaries,
(ii) reasonable compensation paid to officers, employees or consultants of the Company or any subsidiary as determined in good faith by the Company's Board of Directors or executives, or (iii) payments and transactions in connection with the Offering.

         "Affiliate" means any of the following: (i) any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company, (ii) any spouse, immediate family member or other relative who has the same principal residence as any person described in clause
(i) above, (iii) any trust in which any such persons described in clause (i) or
(ii) above has a beneficial interest, and (iv) any corporation or other organization of which any such persons described above collectively own 50% or more of the equity of such entity.

MERGER OR CONSOLIDATION

         The Indenture provides that the Company shall not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets to, any person (any such consolidation, merger or sale being a "Disposition") unless: (i) the successor entity of such Disposition or the person to which such Disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia, (ii) the successor entity of such Disposition or the person to which such Disposition shall have been made expressly assumes the Obligations (as defined in the Indenture) of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under such Indenture and the related Notes, (iii) immediately after such Disposition, no Default (as defined in the Indenture) or Event of Default shall exist and (iv) the entity formed by or surviving any such Disposition, or the person to which such Disposition shall have been made, shall have Consolidated Net Worth (as defined) (immediately after the Disposition but prior to giving effect on a pro forma basis to any purchase accounting adjustments or restructuring charges resulting from the Disposition) equal to or greater than the Consolidated Net Worth of the Company immediately preceding the Disposition.

         Prior to the consummation of any proposed Disposition, the Company shall deliver to the Trustee an officers' certificate to the foregoing effect and an opinion of counsel stating that the proposed Disposition and such supplemental indenture comply with the Indenture.

         "Consolidated Net Worth" with respect to any person means, as of any date, the consolidated equity of the common stockholders of such person (excluding the cumulated foreign currency translation adjustment), all determined on a consolidated basis in accordance with GAAP, but without any reduction in respect of the payment of dividends on any series of such person's preferred stock if such dividends are paid in additional shares of capital stock; provided, however, that Consolidated Net Worth shall also include, without duplication: (i) the amortization of all write-ups of inventory, (ii) the amortization of all intangible assets (including amortization of goodwill, debt and financing costs), (iii) any non-capitalized transaction costs incurred in connection, with actual or proposed financings, acquisitions or divestitures (including, but not limited to, financing and refinancing fees), (iv) any increased amortization or depreciation resulting from the write-up of assets pursuant to Accounting Principles Board Opinion Nos. 16 and 17, as amended and supplemented from time to time, (v) any extraordinary or nonrecurring charges or expenses relating to any premium or penalty paid, write-off of deferred financing costs, or other financial recapitalization charges incurred in connection with redeeming or retiring any Indebtedness prior to its stated maturity and (vi) any extraordinary or non-recurring charges arising out of the implementation of SFAS (as defined) 106 or SFAS 109; provided, however, that Consolidated Net Worth shall be calculated on a pro forma basis to give effect to the Disposition.

EVENTS OF DEFAULT AND REMEDIES

         An Event of Default is defined in the Indenture as being: (i) default in payment of the principal of or premium, if any, on the Notes, (ii) default for 30 days in payment of any installment of interest on the Notes, (iii) failure by the Company to perform any conversion of Notes required under the Indenture and continuance of such failure for 30 days, (iv) default by the Company for 60 days after notice in the observance or performance, in any material respect, of any other covenants in the Indenture; (v) failure of the Company to make any payment at maturity, including any applicable grace period, in respect of indebtedness for borrowed money of the Company, which payment is in an amount in excess of $1.0 million, and continuance of such failure for 30 days after notice, (vi) default by the Company with respect to any indebtedness for borrowed money of the Company, which default results in acceleration of any such indebtedness which is in an amount of in excess of $1.0 million without such indebtedness having been paid or discharged or such acceleration having been rescinded or annulled for 30 days after notice or (vii) certain events involving bankruptcy, insolvency or reorganization of the Company. The Indenture provides that the Trustee may withhold notice to the holders of Notes of any Default (except in payment of principal, premium, if any, or interest with respect to the Notes) if the Trustee considers it in the interest of the holders of the Notes to do so.

         The Indenture provides that if an Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and accrued interest on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of principal of, premium, if any, and interest on any of the Notes which shall have become due by acceleration) and certain other conditions are met, with certain exceptions, such declaration may be annulled and past defaults may be waived by the holders of a majority of the principal amount of the Notes then outstanding. The Indenture provides that the holders of Designated Senior Indebtedness must be given 10 days advance notice prior to such acceleration of the payment of principal and interest on the Notes, except in limited circumstances involving the prior acceleration of Designated Senior Indebtedness or the bankruptcy or insolvency of the Company. In the case of certain events of bankruptcy or insolvency, the principal of and accrued interest on the Notes shall automatically become and be immediately due and payable.

         The holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

PROVISION OF FINANCIAL INFORMATION TO HOLDERS OF NOTES

         So long as the Notes are outstanding, whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall submit for filing with the Commission the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) if the Company were subject to such reporting requirements. The Company will also provide to all holders of Notes and file with the Trustees copies of such annual reports, quarterly reports and other documents required to be furnished to stockholders generally under the Exchange Act. In addition, the Company has agreed that, for so long as any Notes remain outstanding, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

MODIFICATIONS OF THE INDENTURE

         The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time for payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change the obligation of the Company to repurchase any Note upon the occurrence of any Change of Control in a manner adverse to holders of Notes, impair the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable or impair the right to convert the Notes into Common Stock subject to the terms set forth in the Indenture, or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes in any material respect, without the consent of each holder of a Note so affected, or (ii) reduce the aforesaid percentage of Notes the holders of which are required to consent to any such modifications, without the consent of the holders of all of the Notes then outstanding.

CONCERNING THE TRUSTEE

         United States Trust Company of New York, as Trustee under the Indenture, has been appointed by the Company as the paying agent, conversion agent, registrar and custodian with regard to the Notes. The Trustee or its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of its business.

                          DESCRIPTION OF COMMON STOCK

         A description of the Company's Common Stock is contained in the Company's registration statement on Form 8-A, which is incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general discussion of certain of the material United States federal income tax considerations relevant to beneficial owners ("Owners") of the Notes or shares of Common Stock received upon conversion thereof.

         This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations and Internal Revenue Service ("IRS") rulings, changes to any of which subsequent to the date hereof may affect the tax considerations discussed herein.

         This discussion is for general information only and does not address all aspects of United States federal income taxation that may be relevant to Owners of the Notes or shares of Common Stock. This discussion does not describe the tax consequences arising under the laws of any foreign, state or local jurisdiction, nor does it describe all of the tax consequences that may be relevant to particular purchasers in light of their personal circumstances, or to certain types of purchasers (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who hold the Notes or Common Stock in connection with a straddle) who may be subject to special rules. This discussion assumes that each Owner holds the Notes or the shares of Common Stock received upon conversion thereof as capital assets within the meaning of section 1221 of the Code.

         For the purpose of this discussion, the term "U.S. Person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in the United States or any state thereof, or an estate or trust, the income of which is includible in income for United States federal income tax purposes regardless of its source.

         PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PARTICIPATION IN THE OFFERING, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING CONVERSION OF THE NOTES, AND THE EFFECT THAT THEIR PARTICULAR CIRCUMSTANCES MAY HAVE ON SUCH TAX CONSEQUENCES.

U.S. PERSONS

OWNERSHIP OF NOTES

         Interest. Interest paid on a Note generally will be taxable to an Owner who is a U.S. Person as ordinary interest income in accordance with the Owner's method of tax accounting at the time that such interest is accrued or actually or constructively received.

         Market Discount. An Owner that purchases a Note at a "market discount" (i.e., at a price less than its stated principal amount) will be required (unless such difference is less than a specified de minimis amount) to treat any principal payments on, or any gain realized upon the disposition or retirement of, such Note as interest income to the extent of the market discount that accrued while such Owner held such Note, unless the Owner elects to include such market discount in income on a current basis. If such Note is disposed of in a nontaxable transaction (other than conversion of the Note for Common Stock or a nonrecognition transaction described in section 1276(d) of the Code), accrued market discount will be includible as ordinary income to the Owner as if such Owner had sold the Note at its then fair market value. An Owner of a Note that acquired it at a market discount and that does not elect to include market discount in income on a current basis also may be required to defer the deduction for a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the Note until the deferred income is realized.

         Premium. Except as noted below, an Owner that purchases a Note for an amount in excess of its stated principal amount will be treated as having premium with respect to such Note in the amount of such excess. If such an Owner makes an election under section 171(c)(2) of the Code to treat such premium as "amortizable bond premium," the amount of interest that must be included in such Owner's income for each accrual period will be reduced by the portion of the premium allocable to such period based on the Note's yield to maturity. If the Note is in fact redeemed, any unamortized premium may be deducted in the year of the redemption. If an Owner makes the election under section 171(c)(2), the election also shall apply to all bonds the interest on which is not excludible from gross income ("fully taxable bonds") held by the Owner at the beginning of the first taxable year to which the election applies and to all such fully taxable bonds thereafter acquired by it, and is irrevocable without the consent of the IRS. If such an election is not made, such an Owner must include the full amount of each interest payment in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing its gain or loss upon the sale or other disposition or retirement of the Note.

         Accrual Method Election. Under applicable Treasury regulations, an Owner of a Note is permitted to elect to include in gross income its entire return on a Note (i.e., the excess of all remaining payments to be received on the Note over the amount paid for the Note by such Owner) based on the compounding of interest at a constant rate. Such an election for a Note with amortizable bond premium (or market discount) will result in a deemed election for all of the Owner's debt instruments with amortizable bond premium (or market discount) and may be revoked only with the permission of the IRS.

         Conversion of Notes. An Owner of a Note will not recognize gain or loss on the conversion of the Note into shares of Common Stock except to the extent that the Common Stock issued upon the conversion is attributable to accrued interest on the Note. The Owner's aggregate tax basis in the shares of Common Stock received upon conversion of the Note will equal the Owner's aggregate basis in the Note exchanged therefor (less any portion of that basis allocable to cash received in lieu of a fractional share). The holding period of the shares of Common Stock received by the Owner upon conversion of the Note will include the period during which the Owner held the Note prior to the conversion.

         Cash received in lieu of a fractional share of Common Stock will be treated as a payment in exchange for such fractional share. Gain or loss recognized on the receipt of cash paid in lieu of such fractional shares generally will equal the difference between the amount of cash received and the basis allocable to the fractional shares.

         Adjustments in the conversion price of the Notes made pursuant to the anti-dilution provisions thereof to reflect distributions to holders of Common Stock or as a result of other transactions or events may result in constructive distributions to Owners of Notes that could be taxable to them as dividends to the extent of the Company's current or accumulated earnings and profits (subject to a possible dividends received deduction in the case of corporate Owners) pursuant to Section 305 of the Code. In certain circumstances, the absence of such adjustments may result in taxable dividends to the holders of the Common Stock.

         If an Owner acquires the Note at a market discount and receives Common Stock upon conversion of the Note, the amount of accrued market discount with respect to the converted Note through the date of the conversion should be treated as ordinary income on the disposition of the Common Stock.

         Ownership of Shares of Common Stock. Distributions on shares of Common Stock will constitute dividends for United States federal income tax purposes to the extent of current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Dividends paid to Owners that are United States corporations may qualify for the dividends-received deduction. Individuals, partnerships, trusts, and certain corporations, including certain corporations that are not U.S. Persons, are not entitled to the dividends-received deduction.

         To the extent, if any, that an Owner receives a distribution on shares of Common Stock that would otherwise constitute a dividend for United States federal income tax purposes but that exceeds current and accumulated earnings and profits of the Company, such distribution will be treated first as a non-taxable return of capital reducing the Owner's basis in the shares of Common Stock. Any such distribution in excess of the Owner's basis in the shares of Common Stock will be treated as a capital gain.

SALE OR EXCHANGE OF NOTES OR SHARES OF COMMON STOCK

         In general, an Owner of a Note will recognize gain or loss upon the sale, redemption, retirement or other disposition of the Note measured by the difference between the amount of cash and the fair market value of any property received (except to the extent attributable to the payment of accrued interest) and the Owner's adjusted tax basis in the Note. An Owner's tax basis in a Note generally will equal the cost of the Note to the Owner increased by the amount of market discount previously taken into income by the Owner or decreased by any bond premium applied to reduce interest payments as described above. In general, each Owner of Common Stock into which the Notes are converted will recognize gain or loss upon the sale, exchange, redemption or other disposition of the Common Stock under rules similar to those applicable to the Notes. The basis and holding period of shares of Common Stock is discussed above under "Conversion of Notes." Special rules may apply to redemptions of Common Stock which may result in the amount paid being treated as a dividend. Subject to the market discount rules discussed above, the gain or loss on the disposition of the Notes or shares of Common Stock will be capital gain or loss and will be long-term gain or loss if the Notes or shares of Common Stock have been held for more than one year at the time of such disposition. Under the recently enacted Taxpayer Relief Act of 1997, net capital gain (i.e., generally, capital gain in excess of capital loss) recognized by an individual upon the sale of a capital asset that has been held for more than eighteen months will generally be subject to a tax at a rate not to exceed 20.0%. Net capital gain recognized by an individual from the sale of a capital asset that has been held for more than twelve months but not for more than eighteen months will continue to be subject to federal tax at a rate not to exceed 28.0%, and capital gain recognized from the sale of a capital asset that has been held for twelve months or less will continue to be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate taxpayer will continue to be subject to tax at the ordinary income tax rates applicable to corporations.

NON-U.S. PERSONS

     Payments of Interest. Each payment of interest on a Note to an Owner who is not a U.S. Person (a "Non-U.S. Person") will be subject to a 30.0% U.S. income and withholding tax, unless one of the following three exemptions applies.

     Exemption for Non-U.S. Persons who Provide IRS Form W-8. Payment of interest on a Note to any Non-U.S. Person will be exempt from U.S. federal income and withholding taxes, provided the following conditions are satisfied:

     (1) the last U.S. payor in the chain of payment prior to payment to a Non-U.S. Person (the "Withholding Agent") has received in the year in which such payment occurs, or in either of the two preceding years, a statement that
(a) is signed by the Owner of the Note under penalties of perjury, (b) certifies that such Owner is not a U.S. Person and (c) provides the name, address and taxpayer identification number, if any, of the Owner;

     (2) neither the Withholding Agent nor any intermediary between the Owner and the Withholding Agent has actual knowledge that such non-U.S. beneficial ownership statement is false; and

         (3) the Owner is not an "excluded person" (i.e., (a) a bank that receives payments on the Notes that are described in section 881(c)(3)(A) of the Code, (b) a 10.0% shareholder of the Company within the meaning of section 871(h)(3)(B) of the Code, or (c) a "controlled foreign corporation" related to the Company within the meaning of section 881(c)(3)(C) of the Code).

         The non-U.S. beneficial ownership statement referred to above may be made on an IRS Form W-8 or a substantially similar substitute form. The Owner must inform the Withholding Agent (or the last intermediary in the chain between the Withholding Agent and the Owner) of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent on behalf of the Owner. In such case, however, the signed statement must be accompanied by a copy of a Form W-8 or substitute form provided by the Owner to the organization or institution. In all cases, the Form W-8 or substitute form must be filed by the Withholding Agent with the IRS. The U.S. Treasury Department is empowered to publish a determination that a beneficial ownership statement from any person or class of persons will not be sufficient to preclude the imposition of federal withholding tax with respect to payments of interest made at least one month after the publication of such determination.

         Exemption or Reduced Rate for Non-U.S. Persons Entitled to the Benefits of a Treaty (IRS Form 1001). An Owner that is a Non-U.S. Person entitled to the benefit of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of income and withholding tax (depending on the terms of the treaty) by providing to the Withholding Agent a properly completed IRS Form 1001 prior to the payment of interest, unless the Withholding Agent has actual knowledge that the form is false.

         Exemption for Non-U.S. Persons with Effectively Connected Income (IRS Form 4224). An Owner that is a Non-U.S. Person that conducts a trade or business in the United States with which income on a Note is effectively connected can obtain an exemption from withholding tax by providing to the Withholding Agent a properly completed IRS Form 4224 prior to the payment of interest, unless the Withholding Agent has actual knowledge that the form is false. Payments of interest on a Note that are effectively connected with the conduct of a trade or business in the United States by an Owner who is a Non-U.S. Person, although exempt from the withholding tax, may be subject to graduated U.S. federal income tax as if such amounts were earned by a U.S. Person.

         In certain circumstances, amounts not exempted from tax and withheld may be allowed as a refund or as a credit against the Owner's U.S. federal income tax.

         Conversion of Notes. An Owner that is a Non-U.S. Person generally will not be subject to United States federal income tax on the conversion of a Note into shares of Common Stock. To the extent a Non-U.S. Person receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a Note or shares of Common Stock.

         Distributions on Shares of Common Stock. Generally, any distribution on shares of Common Stock to an Owner that is a Non-U.S. Person will be subject to United States federal income tax withholding at a rate of 30.0% unless one of the following two exemptions applies:

         Exemption or Reduced Rate for Non-U.S. Persons Entitled to the Benefits of a Treaty (IRS Form 1001). An Owner that is a Non-U.S. Person entitled to the benefit of an income tax treaty to which the United States is a party can obtain an exemption from reduction of income and withholding tax (depending on the terms of the treaty) by providing to the Withholding Agent a properly completed IRS Form 1001 prior to the payment of a dividend, unless the Withholding Agent has actual knowledge that the form is false.

         Exemption for Non-U S. Persons with Effectively Connected Income (IRS Form 4224). An Owner that is a Non-U.S. Person that conducts a trade or business in the United States with which dividends on Common Stocks are effectively connected can obtain an exemption from withholding tax by providing to the Withholding Agent a properly completed IRS Form 4224 prior to the payment of dividends, unless the Withholding Agent has actual knowledge that the form is false. Payments of dividends that are effectively connected with the conduct of a trade or business in the United States by an Owner who is a Non-U.S. Person, although exempt from the withholding tax, may be subject to graduated U.S. federal income tax as if such amounts were earned by a U.S. Person.

         In certain circumstances, amounts not exempted from tax and withheld may be allowed as a refund or as a credit against the Owner's U.S. federal income tax.

         Sale or Exchange of Notes or Shares of Common Stock. An Owner that is a Non-U.S. Person generally will not be subject to United States federal income tax on gain recognized upon the sale or other disposition (including a redemption) of a Note or shares of Common Stock received upon conversion thereof (including the receipt of cash in lieu of a fractional share upon such conversion) unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Person, or (ii) in the case of an Owner who is a nonresident alien individual and holds the Common Stock as a capital asset, such Owner is present in the United States for 183 or more days in the taxable year and certain other circumstances are present. Any amount withheld pursuant to these rules will be creditable against such Owner's United States federal income tax liability and may entitle such Owner to a refund upon furnishing the required information to the IRS. Owners should consult applicable income tax treaties, which may provide different rules.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         U.S. Holders or Owners. Information reporting and backup withholding may apply to payments of interest or dividends on or the proceeds of the sale or other disposition of the Notes or shares of Common Stock made by the Company with respect to certain noncorporate U.S. holders or Owners. Such U.S. holders or Owners generally will be subject to backup withholding at a rate of 31.0% unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the Owner's federal income tax, upon furnishing the required information.

     Non-U.S. Holders or Owners. Generally, information reporting and backup withholding of United States federal income tax at a rate of 31.0% may apply to payments of principal, interest and premium (if any) to non-U.S. holders if the payee fails to certify that he or she is not a U.S. Person or if the Company or any of its paying agents has actual knowledge that the payee is a U.S. Person.

         The 31.0% backup withholding tax generally will not apply to dividends paid to Non-U.S. holders or Owners outside the United States that are subject to 30.0% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such withholding. In that regard, under temporary regulations, dividends payable at an address located outside of the United States to a Non-U.S. holder or Owners are not subject to the backup withholding rules.

         In addition, if a Note or share of Common Stock is sold before the stated maturity to (or through) a "broker," the broker may be required to withhold 31.0% of the entire sale price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a Non-U.S. Person, certifies that such seller is not a U.S. Person (and certain other conditions are met). Such a sale also must be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the Owner's non-U.S. status normally would be made on IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit certain other signed forms. The term "broker," as defined by Treasury regulations, includes all persons who, in the ordinary course of business, stand ready to effect sales made by others. This information reporting requirement generally will apply to a U.S. office of a broker and to a foreign office of a U.S. broker, as well as to a foreign office of a foreign broker (i) that is a "controlled foreign corporation" within the meaning of section 957(a) of the Code or (ii) 50.0% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the foreign broker has been in existence) was effectively connected with the conduct of a trade or business within the United States, unless such foreign office has documentary evidence that the seller is not a U.S. Person and has no actual knowledge that such evidence is false.

         Any amounts withheld under the backup withholding rules from a payment to a person would be allowed as a refund or a credit against such person's U.S. federal income tax, provided that the required information is furnished to the IRS. Furthermore, certain penalties may be imposed by the IRS on a holder or Owner who is required to supply information but who does not do so in the proper manner.

     LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for (i) any breach of their duty of loyalty to the company or its stockholders,
(ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) any transaction from which the director derived an improper personal benefit.

         The Company's Certificate of Incorporation provides that the Company shall indemnify its officers, directors, employees and other agents to the fullest extent permitted by Delaware law.

         The Company maintains a policy of insurance under which the directors and officers of the Company are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                 LEGAL MATTERS

         The validity of the Shares has been passed upon for the Company by Squadron, Ellenoff, Plesent & Sheinfeld, LLP, 551 Fifth Avenue, New York, New York 10176. Kenneth R. Koch, Esq. a partner of Squadron, Ellenoff, Plesent & Sheinfeld, LLP, holds options to purchase shares of the Company's Common Stock.

                                    EXPERTS

         The consolidated financial statements of the Company as at December 31, 1996 and December 31, 1995 and for each of the years in the three year period ended December 31, 1996, incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 have been so incorporated in reliance on the report of Richard A.
Eisner & Company, LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Carolina Capital Ventures, Ltd. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated
July 25, 1997, as amended, have been so incorporated in reliance on the report of Goldberg & Davis, CPA's, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Divot City, L.P. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Ireland San Filippo, LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Darlington Driving Range as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated
July 25, 1997, as amended, have been so incorporated in reliance on the report of Weil & Company LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Randall's Island Practice Center as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated
July 25, 1997, as amended, have been so incorporated in reliance on the report of Weil & Company LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Green Oaks Golf Practice Center, Inc. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form
8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Gerard McEvoy, CPA, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of San Bruno Practice Center as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Weil & Company
LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Pinley Enterprises Ltd. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25,
1997, as amended, have been so incorporated in reliance on the report of Hirschhorn, Fry & Associates, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Southampton Family Golf Center, Inc. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Hirschhorn, Fry & Associates, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Palm
Royale Country Club Operations as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated
July 25, 1997, as amended, have been so incorporated in reliance on the report of Maryanov Madsen Gordon & Campbell, independent auditors, given upon the authority of said firm as experts in accounting and auditing.
The audited financial statements of Leisure Complexes, Inc. as of December 31, 1996, incorporated herein by reference to the Company's
Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Feldman, Gutterman, Meinberg and Company, CPA's, independent auditors, given upon the authority of said firm as experts in accounting and auditing.

No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offering made hereby, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company.
This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the dates as of which such information is furnished.



                     ____________________

                       TABLE OF CONTENTS


                                                           Page

Available Information.........................................3
Incorporation of Certain Documents by Reference...............3
Special Note Regarding Forward
   Looking Statements.........................................4
The Company...................................................5
Risk Factors..................................................8
Use of Proceeds..............................................13
Ratio of Earnings to Fixed Charges...........................14
Selling Security Holders.....................................14
Plan of Distribution.........................................20
Description of Notes.........................................21
Description of Common Stock..................................30
Certain United States Federal Income
   Tax Considerations........................................31
Limitation of Liability and Indemnification
   of Directors and Officers.................................36
Legal Matters................................................36
Experts......................................................37


               FAMILY GOLF
               CENTERS, INC.


  $115,000,000 AGGREGATE
     PRINCIPAL AMOUNT
            OF
      5 3/4% CONVERTIBLE
SUBORDINATED NOTES DUE 2004


     3,141,473 SHARES
            OF
       COMMON STOCK








     _________________

        PROSPECTUS

     _________________

                                    PART II

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemization of all expenses (subject to future contingencies) incurred or expected to be incurred by the Company in connection with the issuance and distribution of the securities being offered hereby (items marked with an asterisk (*) represent estimated expenses):


   SEC Registration Fee .............................$ 34,396
   Legal Fees and Expenses...........................$ 20,000
   Accounting Fees and Expenses......................$  7,000
   Transfer Agent and Registrar Fees.................$  1,000
   Trustee Fees......................................$ 20,000
   Miscellaneous.....................................$  7,604
   Total.............................................$ 90,000

* Estimate

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

   Delaware General Corporation Law, Section 102(b)(7), enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit personal liability of members of its Board of Directors for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of a law, the payment of a dividend or approval of a stock repurchase which is deemed illegal or an improper personal benefit is obtained. The Company's Certificate of Incorporation includes the following language:

   No director of the Corporation shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision does not eliminate the liability of the director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the Delaware Code, or (iv) for any transaction from which the director derived an improper personal benefit.

   Article Eighth of the Certificate of Incorporation of the Company permits indemnification of, and advancement of expenses to, among others, officers and directors of the Corporation. Such Article provides as follows:

   "(a) Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director, officer , employee, or agent of the Corporation or any of its direct or indirect subsidiaries or is or was serving at the request of the Corporation as a director, officer, employee, or agent of any other corporation of a partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability, and loss (including attorneys' fees, judgments, fines, excise or other taxes assessed with respect to an employee benefit plan, penalties, and amounts paid in settlement) reasonable incurred or suffered by such indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the indemnitee's heirs, executors, and administrators; provided, however, that, except as provided in paragraph (c) of this Article Eighth with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify and such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

   (b) The right to indemnification conferred in paragraph (a) of this Article Eighth shall include the right to be paid by the Corporation the expenses incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Article Eighth or otherwise.

   (c) The rights to indemnification and to the advancement of expenses conferred in paragraphs (a) and (b) of this Article Eighth shall be contract rights. If a claim under paragraph (a) or (b) of this Article Eighth is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expenses of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law, and (ii) any suit by the Corporation to recover an advancement of expense pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article Eighth or otherwise, shall be on the Corporation.

   (d) The rights to indemnification and to the advancement of expenses conferred in this Article Eighth shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this certificate of incorporation, by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

   (e) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of the Corporation or another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability, or loss under the Delaware General Corporation Law.

   (f) The Corporation's obligation, if any, to indemnify any person who was or is serving as a director, officer, employee, or agent of any direct or indirect subsidiary of the Corporation or, at the request of the Corporation, of any other corporation or of a partnership, joint venture, trust, or other enterprise shall be reduced by an amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust or other enterprise.

   (g) Any repeal or modification of the foregoing provisions of this Article Eighth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification."

   The Company maintains a policy of insurance under which the directors and officers of the Company are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respect capacities as directors and officers.

ITEM 16.  EXHIBITS

(a)      The following exhibits are filed herewith:

*3.1     Certificate of Incorporation, as amended.

**3.2    Amended and Restated Bylaws.

4.1      Form of 5 3/4% Convertible Promissory Note due 2004 of the Company.

4.2 Registration Rights Agreement, dated October 16, 1997, among the Initial Purchasers and the Company.

4.3      Indenture, dated October 16, 1997, between the Trustee and the
         Company.

5.1      Opinion of Squadron, Ellenoff, Plesent & Sheinfeld, LLP.

12.1     Computation of Ratios

23.1     Consent of Richard A. Eisner & Company, LLP.

23.2 Consent of Squadron, Ellenoff, Plesent & Sheinfeld, LLP (contained in Opinion filed as Exhibit 5.1)

23.3     Consent of Goldberg & Davis, CPA's

23.4     Consent of Weil & Company, LLP

23.5     Consent of Gerard McEvoy

23.6     Consent of Hirschorn Fry & Associates

23.7     Consent of Maryanov Madsen Gordon & Campbell

23.8     Consent of Ireland San Filippo, LLP

23.9     Consent of Feldman, Gutterman, Meinberg and Company

24.1     Power of Attorney, included on page II-IV, the signature page hereto.

25.1     Statement of Eligibility

----------
 * Incorporated by reference to exhibit 3.1 filed in Amendment No. 1 to the Company's Registration Statement on Form SB-2 filed on June 12, 1996 (Registration No. 333-4541).

** Incorporated by reference to exhibit 3.2 to the Company's Registration Statement on Form SB-2 filed on May 24, 1996 (Registration Statement No. 333-4541).

ITEM 17.  UNDERTAKINGS

(a)      The undersigned Registrant hereby undertakes:

   (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

   (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for purposes of determining any lability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer, or controlling person of Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 ("Registration Statement") and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Melville, State of New York on January 13, 1998.

                             FAMILY GOLF CENTERS, INC.



                             By:   /s/ Krishan P. Thampi
                                   --------------------------------------------
                                      Krishnan P. Thampi
                                      Chief Financial Officer, Chief Operating
                                      Officer and Director (Principal Financial
                                      and Accounting Officer)



                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dominic Chang and Krishnan P. Thampi, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file (i) any and all pre- or post-effective amendments to this Registration Statement, and other documents in connection therewith, and (ii) a Registration Statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

   In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

              Signature                                    Title                                   Date
              ---------                                    -----                                   ----
          /s/ Dominic Chang                        Chairman of the Board,                    January 13, 1998
         -------------------                   President and Chief Executive
            Dominic Chang                  Officer (Principal Executive Officer)


        /s/ Krishan P. Thampi                  Chief Financial Officer, Chief                January 13, 1998
        ---------------------                   Operating Officer and Director
          Krishnan P. Thampi                              (Principal
                                              Financial and Accounting Officer)

           /s/ James Ganley
          ------------------                              Director                           January 13, 1998
            James Ganley

          /s/ Jimmy C.M. Hsu                              Director                           January 13, 1998
         --------------------
            Jimmy C.M. Hsu

            /s/ Yupin Wang                                Director                           January 13, 1998
          -------------------
              Yupin Wang

                               Index to Exhibits


                                                            Page In Sequential
Exhibit No.                                                  Numbering System
-----------                                                 ------------------
*3.1     Certificate of Incorporation, as amended.

**3.2    Amended and Restated Bylaws.

4.1      Form of 5 3/4% Convertible Promissory Note due 2004 of the Company.

4.2 Registration Rights Agreement, dated October 16, 1997, among the Initial Purchasers and the Company.

4.3      Indenture, dated October 16, 1997, between the Trustee and the Company.

5.1      Opinion of Squadron, Ellenoff, Plesent & Sheinfeld, LLP.

12.1     Computation of Ratios

23.1     Consent of Richard A. Eisner & Company, LLP.

23.2 Consent of Squadron, Ellenoff, Plesent & Sheinfeld, LLP (contained in Opinion filed as Exhibit 5.1)

23.3     Consent of Goldberg & Davis, CPA's

23.4     Consent of Weil & Company, LLP

23.5     Consent of Gerard McEvoy

23.6     Consent of Hirschorn Fry & Associates

23.7     Consent of Maryanov Madsen Gordon & Campbell

23.8     Consent of Ireland San Filippo, LLP

23.9     Consent of Feldman, Gutterman, Meinberg and Company

24.1     Power of Attorney, included on page II-IV, the signature page herto.

25.1     Statement of Eligibility

----------

* Incorporated by reference to exhibit 3.1 filed in Amendment No. 1 to the Company's Registration Statement on Form SB-2 filed on June 12, 1996 (Registration No. 333-4541).

** Incorporated by reference to exhibit 3.2 to the Company's Registration Statement on Form SB-2 filed on May 24, 1996 (Registration Statement No. 333-4541).